ANAVEX LIFE SCIENCES CORP.
51 West 52nd Street, 7th Floor
New York, New York 10019-6163

June 13, 2014

VIA EDGAR

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Tel: (202) 551-3715

Re:	Anavex Life Sciences Corp.
Registration Statement on Form S-1
Filed April 11, 2014
Response Dated May 22, 2014
File No. 333-195225

Ladies and Gentlemen:

     Anavex Life Sciences Corp. (the “Company”) confirms receipt of the letter dated June 5, 2014 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement). We are responding to the Staff’s comments as set forth below. The Company’s responses to the Staff’s comments are in identical numerical sequence. For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following:

COMMENT 1.

We note your response to comment 4 and the proposed disclosure you have provided to address the comment. Please revise the sixth column of your table to provide the total value of the shares underlying the convertible note by multiplying the conversion price on the date of sale by the total number of shares the selling shareholders may receive under the convertible note.

RESPONSE:

In response to the Staff’s comment above, we have revised the table to include a column that provides the total value of the shares underlying the convertible debenture by multiplying the conversion price on the date of sale by the total number of shares the selling shareholder may receiver under its convertible debenture.

United States Securities and Exchange Commission
June 13, 2014

Selling Security Holder	Market Price Per Share (1)	Type of Security (2)	Conversion Price (3)	Total Possible Shares Underlying Securities (4)	Combined Market Price(5)	Total Value of Shares (6)	Total Possible Discount To Market Price(7)
Auriga Global Investors SU, SA	$0.44	Debenture	$0.30	3,333,334	$1,466,666.96	$1,000,000.20	$466,666.76
		Series A Warrant	$0.30	3,333,333	$1,466,666.52	$999,999.90	$466,666.62
		Series B Warrant	$0.42	3,333,333	$1,466,666.52	$1,399,999.86	$66,666.66
		Debenture /Series A Warrant/ Series B Warrant	-	10,000,000	$4,400,000	$3,399,999.96	$1,000,000.04
Auriga Investors- Montserrat Global Fund	$0.44	Debenture	$0.30	1,666,667	$733,333.48	$500,000.10	$233,333.38
		Series A Warrant	$0.30	1,666,667	$733,333.48	$500,000.10	$233,333.38
		Series B Warrant	$0.42	1,666,667	$733,333.48	$700,000.14	$33,333.34
		Debenture /Series A Warrant/ Series B Warrant	-	5,000,001	$2,200,000.44	$1,700,000.34	$500,000.10
Hudson Bay Master Fund LTD	$0.44	Debenture	$0.30	5,000,000	$2,200,000	$1,500,000	$700,000
		Series A Warrant	$0.30	5,000,000	$2,200,000	$1,500,000	$700,000
		Series B Warrant	$0.42	5,000,000	$2,200,000	$2,100,000	$100,000
		Debenture /Series A Warrant/ Series B Warrant	-	15,000,000	$660,000	$5,100,000	$1,500,000

United States Securities and Exchange Commission
June 13, 2014

DAFNA LifeScience LP	$0.44	Debenture	$0.30	2,580,400	$1,135,376	$774,120	$361,256
		Series A Warrant	$0.30	2,580,400	$1,135,376	$774,120	$361,256
		Series B Warrant	$0.42	2,580,400	$1,135,376	$1,083,768	$51,608
		Debenture /Series A Warrant/ Series B Warrant	-	7,741,200	$3,406,128	$2,632,008	$774,120
DAFNA LifeScience Market Neutral L.P.	$0.44	Debenture	$0.30	462,000	$203,280	$138,600	$64,680
		Series A Warrant	$0.30	462,000	$203,280	$138,600	$64,680
		Series B Warrant	$0.42	462,000	$203,280	$194,040	$9,240
		Debenture /Series A Warrant/ Series B Warrant	-	1,386,000	$609,840	$471,240	$138,600
DAFNA LifeScience Select L.P.	$0.44	Debenture	$0.30	1,957,600	$861,344	$587,280	$274,064
		Series A Warrant	$0.30	1,957,600	$861,344	$587,280	$274,064
		Series B Warrant	$0.42	1,957,600	$861,344	$822,192	$39,152
		Debenture /Series A Warrant/ Series B Warrant	-	5,872,800	$2,584,032	$1,996,752	$587,280
Joann Mostovoy	$0.44	Debenture	$0.30	1,666,667	$733,333.48	$500,000.10	$233,333.38
		Series A Warrant	$0.30	1,666,667	$733,333.48	$500,000.10	$233,333.38
		Series B	$0.42	1,666,667	$733,333.48	$700,000.14	$33,333.34

United States Securities and Exchange Commission
June 13, 2014

		Warrant
		Debenture /Series A Warrant/ Series B Warrant	-	5,000,001	$2,200,000.44	$1,700,000.34	$500,000.10
Sabby Healthcare Volatility Master Fund, Ltd.	$0.44	Debenture	$0.30	6,666,667	$2,933,333.48	$2,000,000.10	$933,333.38
		Series A Warrant	$0.30	6,666,667	$2,933,333.48	$2,000,000.10	$933,333.38
		Series B Warrant	$0.42	6,666,667	$2,933,333.48	$2,800,000.14	$133,333.34
		Debenture /Series A Warrant/ Series B Warrant	-	20,000,001	$8,800,000.44	$6,800,000.34	$2,000,000.10
Sabby Volatility Warrant Master Fund, Ltd.	$0.44	Debenture	$0.30	3,333,334	$1,466,666.96	$1,000,000.20	$466,666.76
		Series A Warrant	$0.30	3,333,333	$1,466,666.52	$999,999.90	$466,666.62
		Series B Warrant	$0.42	3,333,333	$1,466,666.52	$1,399,999.86	$66,666.66
		Debenture /Series A Warrant/ Series B Warrant	-	10,000,000	$4,400,000	$3,399,999.96	$1,000,000.04
Sphera Global Healthcare Master Fund	$0.44	Debenture	$0.30	6,310,667	$2,776,693.48	$1,893,200.10	$883,493.38
		Series A Warrant	$0.30	6,310,667	$2,776,693.48	$1,893,200.10	$883,493.38
		Series B Warrant	$0.42	6,310,667	$2,776,693.48	$2,650,480.14	$126,213.34
		Debenture /Series A Warrant/ Series B	-	18,932,001	$8,330,080.44	$6,436,880.34	$1,893,200.10

United States Securities and Exchange Commission
June 13, 2014

		Warrant
HFR HE Sphera Global Healthcare Master Trust	$0.44	Debenture	$0.30	356,000	$156,640	$106,800	$49,840
		Series A Warrant	$0.30	356,000	$156,640	$106,800	$49,840
		Series B Warrant	$0.42	356,000	$156,640	$149,520	$7,120
		Debenture /Series A Warrant/ Series B Warrant	-	1,068,000	$469,920	$363,120	$106,800
Maxim Partners LLC	$0.44	Debenture	-	-	-	-
		Series A Warrant	$0.30	500,000	$220,000	$150,000	$70,000
		Series B Warrant	$0.42	500,000	$220,000	$210,000	$10,000
		Debenture /Series A Warrant/ Series B Warrant	-	1,000,000	$440,000	$360,000	$80,000

(1) Market price per share of the Common Stock underlying the Securities on the date of the sale of the Securities.
(2) The shares of Common Stock being registered underlie Debentures, Series A Warrants and Series B Warrants.
(3)Conversion/exercise price per share of the underlying Common Stock on the date of the sale of the Securities is calculated using the fixed conversion/exercise price per share set forth in the Securities.
(4) Total possible shares underlying the Securities (assuming no interest payments and complete conversion throughout the term). Note: the number listed does not take into account that each Selling Security Holder is subject to a 4.99% conversion cap, except for Sphera Global Healthcare Master Fund and HFR HE Sphera Global Healthcare Master Trust, which are subject to a 9.99% conversion cap.
(5) Combined market price of the total number of shares underlying the Securities, calculated by using the Common Stock’s market price per share on the date of the sale of the Securities multiplied by the total possible shares underlying the Securities.
(6) Total value of shares underlying the Securities using the conversion price on the date of sale multiplied by the total number of shares the Selling Security Holders may receive under the Securities. Note: the Debentures and Warrants have fixed conversion prices.

United States Securities and Exchange Commission
June 13, 2014

(7) Total possible discount to the market price as of the date of the sale of the Securities calculated by subtracting the total on the date of the sale of the Securities from the combined market price of the total number of shares underlying the Securities on that date.

COMMENT 2.

Please revise your proposed tabular disclosure to reflect any provisions in the convertible note that could result in a change in the conversion price per share upon the occurrence of certain events. Please also identify any such provisions in the convertible note. In this regard, we note the disclosure in your Form 8-K filed March 19, 2014 with respect to the Securities Purchase Agreement indicating that the initial conversion price for the debentures is subject to adjustment for distributions payable in shares of common stock, subdivisions of outstanding shares of common stock into larger number of shares, combinations, and reclassification events.

RESPONSE:

In response to the Staff’s comment above, the Company notes that there are no set, or prescribed, pre-determined adjustments to the conversion price per share under the convertible debentures that can be represented in tabular form. Pursuant to the terms of the convertible debentures (Section 5(a)), there are four (4) circumstances in which the conversion price of such instruments would change, which is intended to maintain the initial ratio of conversion shares to be issued relative to the initial conversion price. Such four circumstances are: If the Company, at any time while the convertible debenture is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of the Company’s common stock (“Common Stock”) on shares of Common Stock or any common stock equivalents (which, do not include any shares of Common Stock issued by the Company upon conversion of the convertible debentures), (ii) subdivides the number of outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of a reverse stock split) the number of outstanding shares of Common Stock into a smaller number of shares or (iv) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Company, then the conversion price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event, and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event (which effectively maintains the initial ratio of conversion shares issued to debt amount outstanding under each such convertible debenture).

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     In addition, we acknowledge that we are responsible for the accuracy and adequacy of the disclosures made. We formally acknowledge that:

     • The adequacy and accuracy of the disclosure in filing is the responsibility of the Company.

United States Securities and Exchange Commission
June 13, 2014

     • Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

     • The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Clayton E. Parker, Esq. of K&L Gates LLP at 305.539.3306.

Sincerely,

ANAVEX LIFE SCIENCES CORP.

/s/ Christopher Missling, PhD.
Name: Christopher Missling, PhD.
Title: Chief Executive Officer

cc:	Clayton E. Parker, Esq. of K&L Gates LLP
Austin Stephenson, SEC Division of Corporation Finance